Exhibit 99.2

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 12

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

Invitation to the extraordinary shareholders’ meeting of 5 November 2015

The board of directors of Celyad SA hereby invites the shareholders and holders of warrants of Celyad SA to the extraordinary general meeting of shareholders to be held on 5 November 2015 at 11.00 AM (CET) at the company’s registered office, with the agenda set out below.

Agenda of the extraordinary shareholders’ meeting

1.	Approval of the warrant plan 2015.

Proposed resolution: The general meeting decides to approve the warrant plan 2015, for the granting of a maximum of 466,000 warrants to employees, consultants and directors of the company, with a vesting period of three years and a validity period of ten years for the employees and five years for the non-employees, and whose exercise price will be determined as the lowest amount between (i) the average closing trading price of the company’s shares during the thirty days preceding the offer date and (ii) the last closing trading price before the offer date, it being understood that the exercise price of the warrants allocated to the beneficiaries who are not members of the personnel may not be lower than the average trading price during the thirty days preceding the starting date of the issuance, and more specifically, the general meeting decides, pursuant to article 556 of the Belgian Company Code, to approve the warrants’ early exercise clause in case of public offer on the company’s shares, as provided under the warrant plan 2015.

2.	Deliberation on and approval of the proposal of the company’s nomination and remuneration committee to increase the remuneration of the non-executive directors.

Proposed resolution: the general meeting decides to approve the proposal of the company’s nomination and remuneration committee to increase the remuneration of the non-executive directors, in view of the increasing workload related in particular to the recent penetration of the US market by the company following the recent accession to the Nasdaq market, as follows:

•	a yearly fixed remuneration for the independent directors of 15,000 euros;

•	a yearly fixed remuneration for the chairman of the board of directors of 40,000 euros;

•	a supplementary yearly remuneration for each belonging to a board’s committee of 10,000 euros for the members of the relevant committee and 15,000 euros for the chairman of the committee.

3.	Deliberation on and approval of the granting of a variable remuneration under the form of warrants to non-executive directors of the company.

Proposed resolution: the general meeting decides to approve the nomination and remuneration committee’s proposal to grant 10,000 warrants to each of the independent directors of the company, in the framework of the warrant plan 2015.

4.	Permanent nomination (following their co-optation by the board of directors) of Chris Buyse, Rudy Dekeyser and Debasish Roychowdhury as independent directors of the company.

Proposed resolution: Chris Buyse, Rudy Dekeyser and Debasish Roychowdhury fulfil the functional, familial and financial criteria of independence set out in article 526ter of the Belgian Company Code and in the company’s Corporate Governance Charter. On proposition of the board of directors, following an advice of the company’s nomination and remuneration committee, the general meeting decides to confirm the nomination as independent directors (following their co-optation by the board of directors as a replacement of respectively Pienter-Jan BVBA, represented by Chris Buyse, R.A.D. Sciences BVBA represented by Rudy Dekeyser and Jean-Marc Heynderickx) of Chris Buyse, Rudy Dekeyser and Debasish Roychowdhury with immediate effect. The mandate of Chris Buyse and Rudy Dekeyser will run until the general meeting deliberating upon the annual accounts closed on 31 December 2015. The mandate of Debasish Roychowdhury will run until 31 January 2019. The resume of Debasish Roychowdhury will be made available on the company’s website, in accordance with the company’s Corporate Governance Charter.

5.	Deliberation on and approval of the proposal to modify the remuneration of the company’s auditor, PwC Réviseurs d’Entreprises SCRL, represented by Patrick Mortroux.

Proposed resolution: The general meeting decides to approve the proposition of the board of directors, following an advice of the audit committee, to increase the remuneration of the company’s auditor, PwC Réviseurs d’Entreprises SCCRL, from 35,000 euros to 113,000 euros, in view of the increased workload related to the compliance with various US rules in the context of the future financial statements of the company following the offer of its shares on the Nasdaq market.

6.	Proxy.

Proposed resolution: The general meeting authorises Patrick Jeanmart and Lionel Duez, with the right to act individually on behalf of the company and with right of substitution to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, comprising but not limited to, the realisation of the required publication formalities.

Conditions of admission

The right to participate in the general meeting of shareholders and to vote is subject to the prior accounting registration of the shares under the shareholder’s name on 22 October 2015 at midnight (CET) (the “Record Date”). This registration is made (i) for registered shares: by way of registration on the company’s share register on the Record Date, (ii) for dematerialised shares: by way of registration in book entry form in an account held with a settlement institution or a certified account holder, without any initiative being required from the shareholder in this regard.

The settlement institution or certified account holder delivers an attest to the shareholder setting out the number of dematerialised shares registered in its accounts under the name of the shareholder on the Record Date.

The shareholder must notify the company of its willingness to participate in the extraordinary general meeting and the number of shares in respect of which it intends to exercise its voting right by 30 October 2015 at the latest. The attest having been delivered, as the case may be, by the settlement institution or the certified account holder, must be attached to the present notification. The notification must be made by email to pjeanmart@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert.

The board of directors of the company would like to emphasise that the right to participate and to vote at the general meeting will be open only to persons having fulfilled the abovementioned conditions.

Holders of warrants have the right to attend the general meeting, subject to them fulfilling the shareholders’ admission criteria.

The right to include items on the agenda and to submit proposals for decision

In accordance with article 533ter of the Belgian Company Code, one or more shareholders holding together at least 3% of the share capital may request the inclusion of items on the agenda to be addressed at the general meeting, and request the submission of decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder(s) exercising this right must prove that it/they is/are shareholder(s) for up to 3% of the company’s share capital and at the date of its/request and that it/they is/are still shareholder(s) at the Record Date (22 October 2015 at midnight (CET)).

Items to be included on this agenda and/or decisions’ proposals must be sent to the company on 14 October 2015 at the latest by email to pjeanmart@celyad.com or by ordinary mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert.

The revised agenda will be published on 21 October 2015 at the latest (on the company’s website at www.celyad.com, in the Belgian Official Gazette and in the press).

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

Right to ask questions

Shareholders have the right to ask questions in writing to the directors and/or the auditor prior to the general meeting. These questions can be asked prior to the general meeting by email to pjeanmart@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert.

These questions must be received on 30 October 2015 at 17:00 (CET) at the latest.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

Proxies

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using the proxy form prepared by the board of directors. The proxy form can also be obtained on the company’s website (www.celyad.com), at the company’s registered office or by email to pjeanmart@celyad.com.

The hard-copy original form must be received by the company on 30 October 2015 at 17:00 (CET) at the latest. This form may be communicated to the company by email to pjeanmart@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert, provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian law.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set out above. Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

The board of directors

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